UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director,
Deputy Head of Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2020 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 14, 2020 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 4, 2020. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2020 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2020 filed in Japan on June 29, 2020. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in July 2020 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

An increase in risk asset	• New or additional financing we provide to support our customers’ funding needs may result in an increase in our risk assets and a decrease in our regulatory capital ratios.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Market conduct risk

•  If our operations are deemed to be insufficient in addressing regulatory or public concerns, to constitute unfair or inappropriate business practices, or to fail to meet market or industry rules or standards, customer protection requirements or corporate behavior expectations, we may become subject to administrative business suspension orders and fines as well as reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in July 2020. These risk events include risk events of general applicability.

1.	Risks relating to deterioration in economic conditions in Japan and globally

(The below risk factor disclosure, which was previously reported in our most recent annual securities report filed in Japan on June 29, 2020, is repeated in this report to add a clarification to the English translation.)

Economic conditions in Japan and around the world may deteriorate significantly due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions as well as crude oil prices declining or remaining at low levels. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns relating to the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China and the economic stagnation in emerging countries and commodity-exporting countries, as well as the political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

15.	Risks relating to difficulty in our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. Any downgrade could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. For example, assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2020 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥58.8 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥87.0 billion. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by one-notch from A (negative) to A- (stable). In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “Positive” to “Stable.” In August 2020, Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative.”

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. In addition, changes in their evaluation or rating methodologies are beyond our control. We strive to ensure appropriate funding liquidity by, for example, setting and monitoring certain indicators for funding liquidity risk management purposes. However, as a result of changes in rating agencies’ evaluations based on the above factors or the rating methodologies, our ratings or the ratings of our subsidiaries may be downgraded. Such downgrade may adversely affect the profitability of our markets operations and other operations as well as our financial condition and results of operations.

18.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

Additional Japanese GAAP Financial Information for the Three Months Ended June 30, 2020

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

None.

(Changes in Accounting Policies)

(Additional Information)

(Adoption of Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), have been applied since the end of the previous fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the previous fiscal year was recognized as adjustments to retained earnings at the beginning of the previous fiscal year, and the new accounting policy was applied as of the beginning of the previous fiscal year as a change in MUFG’s accounting policies.

Accordingly, the consolidated financial statements as of and for the quarter ended June 30, 2019 reflect the retroactive application of the new accounting policy.

The retroactive application of the new accounting policy resulted in a decrease of ¥2,652 million in each of ordinary profits and profits before income taxes for the first quarter of the previous fiscal year. In addition, the balance of retained earnings as of the beginning of the previous fiscal year decreased by ¥20,533 million due to the cumulative effect of the retroactive application of the new accounting policy on net assets as of the beginning of the previous fiscal year.

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the three months ended June 30, 2020. This update replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the three months ended June 30, 2020.

As a result, at the beginning of the three months ended June 30, 2020, allowance for credit losses increased by ¥172,363 million and retained earnings decreased by ¥118,374 million.

(Additional Information)

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, and some of the Bank’s consolidated subsidiaries, recorded a provision for credit losses of ¥39,428 million for the three months ended June 30, 2020 (¥45,347 million for the fiscal year ended March 31, 2020) by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference, the Bank and some of its consolidated subsidiaries made certain assumptions, including that economic conditions recovering to the calendar 2019 level by some time around the end of calendar 2020 globally, and estimated the amount, as best as they could under the circumstances, based on, among other things, such assumptions, information available from external sources, and the approval of the appropriate management decision-making body given in accordance with prescribed internal rules.

For the three-month period ended June 30, 2020, the assumptions for making estimates relating to provision for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficient to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2020 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of borrowers and other transaction counterparties or on the economic environment.

(Major overseas subsidiaries’ credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the second quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended March 31, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, mainly due to the deterioration in forecasted economic indicators and the credit quality of borrowers and other transaction counterparties due to the COVID-19 pandemic, it is currently estimated that the subsidiaries’ credit costs (provision for allowance for credit losses, write-offs of loans and provision for reserve for contingent losses) increased for the quarter ended June 30, 2020 and will be expected approximately ¥100 billion in total based on the current estimate. The subsidiaries’ credit costs for the quarter ended June 30, 2020 will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending September 30, 2020.

(Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2020	June 30, 2020
Loans to bankrupt borrowers	¥39,125	¥43,321
Non-accrual delinquent loans	650,698	726,360
Accruing loans contractually past due 3 months or more	17,238	29,110
Restructured loans	382,772	346,505

Total	¥1,089,835	¥1,145,297

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2020	June 30, 2020
Principal-guaranteed money trusts	¥6,744,156	¥6,519,564

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2020	June 30, 2020
Guarantee obligations for private placement bonds	¥297,220	¥294,140

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2019	2020
Equity in earnings of the equity method investees	¥79,299	¥56,652

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2019	2020
Provision for allowance for credit losses	¥—	¥113,630
Write-offs of loans	26,207	40,372

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2019 and 2020.

Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2019	2020
Depreciation	¥77,039	¥82,205
Amortization of goodwill	4,495	3,864

5.	Shareholders’ Equity

For the three months ended June 30, 2019

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

For the three months ended June 30, 2020

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2019

	(in millions of yen)
	For the three months ended June 30, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥353,537	¥134,583	¥101,794	¥171,775	¥50,072	¥811,763	¥174,579	¥(6,044)	¥980,298
Operating expenses	294,238	79,695	63,898	128,930	31,005	597,768	56,992	33,411	688,173

Operating profit (loss)	¥59,299	¥54,887	¥37,896	¥42,844	¥19,066	¥213,994	¥117,587	¥(39,456)	¥292,125

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2020

	(in millions of yen)
	For the three months ended June 30, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥319,778	¥128,103	¥99,150	¥206,044	¥68,952	¥822,030	¥296,076	¥(15,562)	¥1,102,543
Operating expenses	273,135	76,198	65,559	130,238	49,058	594,189	56,069	40,641	690,900

Operating profit (loss)	¥46,642	¥51,905	¥33,591	¥75,806	¥19,894	¥227,840	¥240,006	¥(56,204)	¥411,643

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
	For the three months ended June 30,
	2019	2020
Total operating profit of reporting segments	¥292,125	¥411,643
Operating profit of consolidated subsidiaries excluded from reporting segments	3,792	(395)
Provision for general allowance for credit losses	—	(53,060)
Credit related expenses	(25,857)	(106,616)
Gains on reversal of allowance for credit losses	39,366	—
Gains on reversal of reserve for contingent losses included in credit costs	4,225	—
Gains on loans written-off	16,394	14,632
Net gains on equity securities and other securities	23,928	6,001
Equity in earnings of the equity method investees	79,299	56,652
Others	17,572	(51,103)

Ordinary profit in the consolidated statement of income	¥450,847	¥277,753

(3)	Changes relating to reporting segments

From the three months ended June 30, 2020, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2019 has been restated based on the new calculation method.

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the business segment information for the three months ended June 30, 2019 reflects the retroactive application of the new accounting standard, etc.

7.	Financial Instruments

The following shows those financial instruments as of June 30, 2020 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2020.

The following tables do not include investment trusts for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (“Guidance for Application of Fair Value Measurement”). (See Note (*1) to each of the tables under (1) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1) (*2)	4,079,725	5,330,293	18,658	9,428,677

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥ 54,026 million.

(*2)	The derivatives transactions recorded in trading assets are not included in the above table.

As of June 30, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1) (*2)	5,678,194	5,328,220	24,575	11,030,990

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥ 39,278 million.

(*2)	The derivatives transactions recorded in trading assets are not included in the above table.

8.	Securities

There are no material changes to be disclosed as of June 30, 2020 compared to March 31, 2020.

9.	Money Held in Trust

There are no material changes to be disclosed as of June 30, 2020 compared to March 31, 2020.

10.	Derivatives

The following shows those derivatives as of June 30, 2020 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2020.

I.	Equity-related derivatives

		(in millions of yen)
		March 31, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥1,284,846	¥27,055	¥27,055
	Stock index options	2,159,212	(29,685)	1,989
OTC transactions	OTC securities option transactions	967,635	(169)	12,843
	OTC securities index swap transactions	2,771,707	100,542	100,542
	Forward transactions in OTC securities indexes	44,116	(8,991)	(8,991)

	Total	—	¥88,751	¥133,439

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥608,644	¥14,743	¥14,743
	Stock index options	2,121,724	(30,205)	(4,028)
OTC transactions	OTC securities option transactions	1,126,286	11,292	23,747
	OTC securities index swap transactions	2,374,128	57,971	57,971
	Forward transactions in OTC securities indexes	53,258	(1,997)	(1,997)

	Total	—	¥51,803	¥90,436

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Bond-related derivatives

		(in millions of yen)
		March 31, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥2,455,972	¥1,844	¥1,844
	Bond futures options	1,679,823	(3,043)	(4,409)
OTC transactions	Bond OTC options	435,191	(147)	(167)
	Bond forward contracts	3,241,785	3,291	3,291
	Bond OTC swaps	357,172	(7,006)	(7,006)
	Total return swaps	122,814	6,838	6,838

	Total	—	¥1,776	¥390

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥2,558,272	¥(8,793)	¥(8,793)
	Bond futures options	3,668,052	(7,410)	(8,747)
OTC transactions	Bond OTC options	716,934	(313)	(314)
	Bond forward contracts	4,225,836	(3,655)	(3,655)
	Bond OTC swaps	359,354	(9,110)	(9,110)
	Total return swaps	152,060	3,414	3,414

	Total	—	¥(25,869)	¥(27,207)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2019	2020
Basic earnings per common share	¥30.11	¥14.28
Diluted earnings per common share	30.06	14.25

	(in millions of yen)
	For the three months ended June 30,
	2019	2020
Profits attributable to owners of parent	¥389,193	¥183,492
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	389,193	183,492

	(in thousands)
	For the three months ended June 30,
	2019	2020
Average number of common shares during the periods	12,922,469	12,840,897

	(in millions of yen)
	For the three months ended June 30,
	2019	2020
Diluted earnings per share
Adjustment to profits attributable to owners of parent	¥(719)	¥(474)
Adjustment related to dilutive shares of consolidated subsidiaries and others	(719)	(474)

	(in thousands)
	For the three months ended June 30,
	2019	2020
Increase in common shares	166	—

For the three months ended June 30,
	2019	2020
Description of antidilutive securities which were not included in the calculation of diluted earnings per share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 6 million units as of March 31, 2019	Stock options and others — 12 million units as of March 31, 2020

(Note)

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the per share information for the three months ended June 30, 2019 reflects the retroactive application of the new accounting standard, etc.